October 12, 2017

Via EDGAR Correspondence

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Helios and Matheson Analytics Inc.
Registration Statement on Form S-3
File No. 333-220488
Filed September 15, 2017

Dear Mr. Spirgel:

This letter is in response to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Helios and Matheson Analytics Inc., a Delaware corporation (the “Company”), dated October 3, 2017 (the “Staff’s Letter”) concerning the Company’s Registration Statement on Form S-3 (File No. 333-220488) filed with the Commission on September 15, 2017 (the “Registration Statement”).

The comments set forth in the Staff’s letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the same paragraph number in the Staff’s letter.

General

1.       We note you are registering for resale 9,084,133 shares of common stock which represent a significant portion of your non-affiliate shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be an indirect primary offering. Please provide us with a detailed analysis as to why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i). Please tell us what percentage the shares being registered on behalf of the selling shareholders represent of your outstanding shares not held by affiliates. Disclose how you arrived at the percentages.

As of the date of this letter, the Company has a total of 9,725,442 shares of common stock outstanding. Of that amount, affiliates hold 3,521,352 shares of our common stock, leaving 6,204,090 shares of common stock in the public float. The shares being registered represent approximately 146% of the shares in the public float. Irrespective of the foregoing, we believe that the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), based on the following analysis.

Larry Spirgel

Assistant Director

October 12, 2017

The Company has reviewed the Commission’s guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations No. 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. C&DI 612.09 states in relevant part:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer .. . . . The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

We address each of the above factors in the analysis below. Based on the following information about the transaction and a review of all of the factors, we believe the Staff should consider the proposed resale of common stock by the selling security holder as a valid secondary offering.

The Transaction: As described in the Registration Statement, the common stock being offered underlies convertible promissory notes and a warrant issued by the Company to the selling security holder on August 16, 2017 in consideration of a cash payment of $220,000 from the selling security holder and a promissory note in the principal amount of $8,800,000 (the “Investor Note”) given by the selling security holder to the Company on that date. The selling security holder has paid the Investor Note in full and, accordingly, the Company has received a total of $9,020,000 in cash from the selling security holder in connection with the sale of the convertible notes and warrant. In November 2016, the Company merged with Zone Technologies, Inc. and in January 2017 underwent a change in management. New management’s vision for the Company includes expanding the Company’s operations with new technologies. This expansion requires a significant amount of capital but there are limited ways in which the Company is able to raise the capital needed to fund its growth. The selling security holder has been willing to put its capital at risk through purchases of the Company’s Senior Secured Promissory Notes (the “Notes”), but requires that certain protections be put into place to protect its investment and its investors, who expect a return on their investments. Among those protections is the requirement that the Company register 125% of the number of shares of common stock into which the Notes (and the warrant issued as partial consideration for the loan) can be converted or exercised. Having this number of registered shares available means that the selling security holder can offset some of the risk associated with a potential default under the Notes and a decline in the price of the Company’s common stock by selling the registered shares into the market.

Factor 1: The Holding Period. The selling security holder purchased the Notes in a private offering made by the Company pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder and made the following representation in the Securities Purchase Agreement:

(b) No Public Sale or Distribution. Such Buyer (i) is acquiring its Note and Warrants, (ii) upon conversion of its Note will acquire the Conversion Shares issuable upon conversion thereof, and (iii) upon exercise of its Warrants (other than pursuant to a Cashless Exercise (as defined in the Warrants)) will acquire the Warrant Shares issuable upon exercise thereof, in each case, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the 1933 Act; provided, however, by making the representations herein, such Buyer does not agree, or make any representation or warranty, to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption from registration under the 1933 Act. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities in violation of applicable securities laws. For purposes of this Agreement, “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and any Governmental Entity or any department or agency thereof

Larry Spirgel

Assistant Director

October 12, 2017

The Notes have a maturity date that is 8 months from the issuance date of the Notes. Therefore, the selling security holder’s capital is at risk for a period of 8 months. Prior to converting the principal and interest of senior secured convertible notes purchased from the Company by the selling security holder in offerings completed on September 7, 2016, December 2, 2016 and February 7, 2017, the selling security holder converted in periods no shorter than 48 days and as long as 9 months. In addition, on August 16, 2017, the date the offering of the Notes closed, the closing price of the Company’s common stock was $2.55 per share, which was lower than the conversion prices of the Series A Notes, at $4.00 per share, and the Series B Note, at $3.00 per share. Following the closing of the offering of the Notes, trading volume of the Company’s common stock never went higher than 1,554,375 shares on August 18, 2017 and, as late as September 3, 2017, trading volume of the Company’s common stock was as low as 92,203 shares. There was no significant increase to the trading volume of the Company’s common stock until September 15, 2017. The Company believes that the low share price and low trading volume supports the assertion that the selling security holder acquired the Notes (and, together with the underlying shares of common stock, the warrant and the shares of common stock subject to the warrant, the “Securities”) for investment and that, in acquiring the Securities, the selling security holder did not have an intent to distribute the Securities on behalf of the Company and is not acting as an underwriter.

Factor 2: The Circumstances Under Which the Selling Security Holder Received Its Shares. As described above, the selling security holder acquired the common stock in a bona fide private placement transaction pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. In the Securities Purchase Agreement, the selling security holder made customary investment and private placement representations to the Company, including that the selling security holder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the Securities pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Securities to any person, (iii) would not sell or otherwise dispose of any of the Securities, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, and (iv) understood that its investment in the Securities involved a high degree of risk and had sought such accounting, legal and tax advice as it considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the selling security holder had any plan to act in concert with a third party to effect a distribution of the Securities. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Larry Spirgel

Assistant Director

October 12, 2017

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (Emphasis added.) The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s common stock) by or on behalf of the selling security holder have or will take place if the Registration Statement is declared effective. Indeed, in selling the common stock obtained by conversion of promissory notes obtained in the prior offerings, the selling security holder has represented to the Company that no such selling efforts or selling methods were employed in selling the Company’s common stock.

Factor 3: The Selling Security Holder’s Relationship to the Company. The selling security holder is, to the knowledge of the Company, a private investment fund. The Company does not have an underwriting relationship with the selling security holder. The Securities were acquired by the selling security holder in a negotiated transaction in which the selling security holder represented to the Company that it was acquiring the Securities for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws. The Company did not and will not pay commissions or fees to the selling security holder and will not receive proceeds from the resale of the common stock.

The selling security holder does not have a representative on the Company’s board of directors, nor does the selling security holder have any special contractual rights as a security holder of the Company under any stockholders’ or similar agreement.

Furthermore, the selling security holder is not acting on behalf of the Company with respect to the common stock being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the selling security holder that would control the timing, nature and amount of resales of the common stock following the effectiveness of the Registration Statement or whether the common stock is resold at all. The registration rights granted to the selling security holder are customary resale registration rights and are not indicative of any desire of the selling security holder to sell or distribute the common stock on behalf of the Company, or at all. The selling security holder negotiated for the customary registration rights set forth in the Registration Rights Agreement for a variety of business reasons, including mitigating its risk associated with investing in restricted securities, and the Company did not grant the registration rights for the purpose of conducting an indirect primary offering. The Company will not receive any of the proceeds from any resale of the common stock by the selling security holder under the Registration Statement.

Factor 4: The Amount of Shares Involved. The Company is seeking to register 9,084,133 shares of common stock for resale. This is almost equal to the number of shares of common stock that the Company has outstanding. Approximately 3,521,352 shares of outstanding common stock are beneficially owned by affiliates of the Company. None of the shares that are being registered for resale on the Registration Statement are held by affiliates of the Company. Regardless of the percentage of the Company’s public float that is being registered for resale, the determination as to whether the offering is a primary distribution or a secondary resale rests upon whether the Registration Statement contemplates the resale of securities acquired from the Company by an unrelated investor who assumed the risk of its investment.

Larry Spirgel

Assistant Director

October 12, 2017

The Staff has indicated that it will inquire as to the nature of any offering styled as a secondary that registers shares for resale in excess of one-third of the issuer’s public float. Our understanding is that the intended purpose of this test is to flag toxic PIPE transactions for staff review. These toxic transactions typically included convertible securities whose conversion price floated relative to the market price of the underlying stock. Public announcement of the PIPE transaction could put downward pressure on the stock price, increasing the number of shares issuable to the new investors and reducing the value of the stock held by existing investors, sometimes rendering it valueless.

However, we believe that the resale of securities in excess of one-third of the issuer’s public float was not intended as a substitute for a complete analysis of the circumstances surrounding an offering, as evidenced by CD&I No. 612.09. For example, the Staff has indicated in Securities Act Forms Compliance and Disclosure Interpretation No. 216.14, dated February 27, 2009, that secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.

The foregoing interpretive position makes clear that a holder in excess of one-half of an issuer’s outstanding shares can effect a valid secondary offering unless other facts demonstrate that the selling security holder is acting as a conduit for the issuer. In this instance, none of the circumstances of the offering indicate that the selling security holder is reselling the common stock on behalf of the Company. The selling security holder is not an affiliate of the Company. The duration of the selling security holder’s investment in the Notes and the warrant demonstrates investment intent. The selling security holder’s investment intent is also evidenced by the fact that the conversion prices of the Notes, and the conversion price floor associated with voluntary conversions of the Notes by the selling security holder, significantly exceeded the market price of the common stock at the time the Company sold the Notes to the selling security holder. Moreover, the selling security holder did not acquire the Notes and the warrant under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale of the common stock underlying the Notes and the warrant or that the Company had any financial interest in the resale of the common stock. Finally, as explained below, the selling security holder is not in the business of underwriting securities. In light of these circumstances, we submit that the number of shares of common stock being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling. Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, states:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

This guidance illustrates that even a single, large stockholder can effect a valid secondary offering of shares, even where the stockholder’s ownership percentage in the issuer is over 50%.

In any case, the Notes contain a conversion blocker provision prohibiting the selling security holder from acquiring shares in excess of 4.99% of the Company’s outstanding shares (the “Maximum Percentage”). The selling security holder may not increase the Maximum Percentage above 9.99%. Therefore, regardless of the number of shares that the Company is seeking to register for resale by the selling security holder, the selling security holder will not become an affiliate as a result of issuances pursuant to the Notes or the warrant. The fact that the selling security holder is not and will not become an affiliate supports the conclusion that the offering of the shares for resale by the selling security holder should not be considered a primary offering by or on behalf of the Company.

Larry Spirgel

Assistant Director

October 12, 2017

Factor 5: Whether the Selling Security Holder is in the Business of Underwriting Securities. The selling security holder is a private investment fund. The Company has been advised that the selling security holder is not an affiliate of a broker-dealer and that the selling security holder is not a broker-dealer. To the Company’s knowledge, the selling security holder is not in the business of underwriting securities. Additionally, the issuance of the Notes and the warrant were not conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the selling security holder’s ability to resell the common stock.

These facts indicate that the selling security holder made a decision to invest in the Company. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Security Holder is Acting as a Conduit for the Company. Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the selling security holder is acting as a conduit for the Company. The selling security holder acquired the Notes and the warrant 58 days ago in a bona fide private placement transaction in which the selling security holder made typical investment and private placement representations to the Company. Since that time, the selling security holder has borne the full economic risk of ownership of the Securities. To the Company’s knowledge, the selling security holder is a private investment fund, not involved in the business of underwriting securities. The selling security holder is not and will not become an affiliate of the Company and is not acting on behalf of the Company with respect to the common stock being registered for resale under the Registration Statement, and the Company will receive no portion of the proceeds from any sale made by the selling security holder.

For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the common stock by the selling security holder as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

2.       We note you have not provided target and pro forma financial statements in connection with your acquisition of MoviePass Inc. in this registration statement. Provide us with your analysis as to why these financial statements are not required given the status of the proposed transaction, including the tests of significance for the acquisition and the probability of closing. Refer to Rule 8-04 of Regulation S-X.

The Company plans to amend the Registration Statement to incorporate the requisite MoviePass Inc. and pro forma financial statements by reference when the MoviePass Inc. and pro forma financial statements are available.

Signatures, page 27

3.       Please revise your registration statement to indicate who is signing in the capacity of principal accounting officer or controller.

We will revise the signature block of the Chief Financial Officer in an amendment to the Registration Statement to indicate that he is signing in the capacity of principal accounting officer.

We hope that this letter adequately addresses the Staff’s questions regarding the registration statement. If the Staff has any additional questions or concerns, please contact our legal counsel, Kevin Friedmann, Esq., at kxf@msk.com or (310) 312-3106. Thank you.

Very truly yours,

Helios and Matheson Analytics Inc.

By:	/s/ Stuart Benson
Stuart Benson, Chief Financial Officer